Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018
(215) 564-8000

December 2, 2021

VIA EDGAR TRANSMISSION
Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Jaea Hahn

RE:	Delaware Investments® Dividend and Income Fund, Inc. (the “Registrant”) File No. 333-231119

Dear Ms. Hahn:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the Registrant’s registration statement on Form N-2 (File No. 333-231119), which was initially filed with the Commission on April 30, 2019 (via EDGAR Accession No. 0001680359-19-000201) and subsequently amended on July 26, 2019 (via EDGAR Accession No. 0001137439-19-000330), (the “N-2 Filing”).  We believe that the withdrawal of the N-2 Filing is consistent with the public interest and the protection of investors because:  (1) the filing was prepared in connection with an offering of the Registrant’s shares that is no longer contemplated; (2) no securities were sold in connection with this offering; and (3) the filing did not become effective.
Therefore, the Registrant respectfully submits this application for withdrawal of Registrant’s N-2 Filing.
If you have any questions or comments regarding this filing, please call me at (215) 564-8071 or Jonathan M. Kopcsik at (215) 564-8099.

Very truly yours,

/s/ Taylor Brody
Taylor Brody

cc:	A.G. Ciavarelli
Macquarie Investment Management
Jonathan M. Kopcsik
Bruce G. Leto